Exhibit 12.1

	For the Six Months Ended
	June 30,		For the Years Ended December 31,
(In Thousands)	2008	2007	2007	2006	2005	2004	2003
Ratio 1- Including Deposit Interest
Earnings:
Income Before Tax	6,516	5,125	8,193	19,589	20,044	13,818	7,819
Fixed Charges	25,696	23,447	50,397	36,050	20,968	12,027	7,078

Total	32,212	28,572	58,590	55,639	41,012	25,845	14,897
Fixed Charges:
Interest Expense	25,593	23,390	50,245	35,923	20,861	11,928	7,013
Portion of rents representative of the interest factor (1/3) of rental expense	103	57	152	127	107	99	65

	25,696	23,447	50,397	36,050	20,968	12,027	7,078
Earnings to Fixed Charges	1.25	1.22	1.16	1.54	1.96	2.15	2.10
Ratio 2- Excluding Deposit Interest
Earnings:
Income Before Tax	6,516	5,125	8,193	19,589	20,044	13,818	7,819
Fixed Charges	3,706	2,872	6,426	5,963	3,967	2,040	482

Total	10,222	7,997	14,619	25,552	24,011	15,858	8,301
Fixed Charges:
Interest Expense	25,593	23,390	50,245	35,923	20,861	11,928	7,013
Interest expense on deposits	(21,990)	(20,575)	(43,971)	(30,087)	(17,001)	(9,987)	(6,596)

Interest expense excluding deposits	3,603	2,815	6,274	5,836	3,860	1,941	417
Portion of rents representative of the interest factor (1/3) of rental expense	103	57	152	127	107	99	65

	3,706	2,872	6,426	5,963	3,967	2,040	482
Earnings to Fixed Charges	2.76	2.78	2.27	4.29	6.05	7.77	17.22